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                              September 13, 2021

       Ayub Khattak
       Chief Executive Officer
       Cue Health Inc.
       4980 Carroll Canyon Rd.
       Suite 100
       San Diego, CA 92121

                                                        Re: Cue Health Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 1,
2021
                                                            File No. 333-259250

       Dear Mr. Khattak:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors, page 25

   1. Please expand your risk factor concerning prospective "significant losses in the future" to quantify the estimated
expense that you expect to recognize due to the conversion of the notes referenced on
page F-47 and the cancellation of debt owed by executives that is referenced on page
F-56. Any other similar known impending charges should also be disclosed.
Corresponding forewarning disclosure should additionally be included in
                                                        MD&A. See Section
501.02 of the Financial Reporting codification.
 Ayub Khattak
FirstName
Cue HealthLastNameAyub    Khattak
           Inc.
Comapany 13,
September NameCue
              2021 Health Inc.
September
Page 2    13, 2021 Page 2
FirstName LastName
Cost of Product Revenue, page 111

2. Please clarify your disclosure to quantify and explain the changes in gross margin between the March 31st and June 30th quarters. The impact of price changes and/or changes in deferred revenue amortization should be disclosed if material. Revenue, page 111

3. Please expand your disclosure to clarify that approximately $11 million of the referenced
         $42.9 million increase in U.S. government revenue was due to an increase in your amortization of the U.S. DoD advance in the June 30 quarter relative to the March 31 quarter. Please also clarify the disclosure to address the extent to which the revenue increase was impacted by the introduction of new products, changes in sales volume or to changes in sales price. See the guidance in Item 303(b)(2)(iii) of Regulation S-K.
Non-GAAP Financial Measures, page 114

4. Please expand your disclosure to clarify why the estimated tax impact is reported to be only 2% of your aggregate non-GAAP adjustments. In this regard, we note that your June
         30, 2021 effective tax rate is 29% and that your reported statutory rate is 21%. We may have further comment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences